UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

CPFL ENERGIA

CPFE3 NOVO MERCADO BOVESPA BRASIL

CPL LISTED NYSE

4Q07 / 2007

CPFL Energia – 2007 Highlights

Net Revenue

R$ 9,410 million (2007)	R$ 2,628 million (4Q07)
16.5%[1]	14.4%[1]
18.9%	23.2%
R$ 7,912 million (2006)	R$ 2,133 million (4Q06)

EBITDA

R$ 3,345 million (2007)	R$ 781 million (4Q07)
19.9%	14.2%
R$ 2,789 million (2006)	R$ 684 million (4Q06)

Net Income

R$ 1,643 million (2007)	R$ 373 million (4Q07)
17.0%	7.9%
R$ 1,404 million (2006)	R$ 345 million (4Q06)

- 12.4% increase in concession area volume sales[2]
- CPFL Jaguariúna's[3] acquisition of in April/07
- CERFRA's asset acquisition, adding 1.1 thousand clients and R$ 3.6 million to the Group's assets basis
- Tax shield from incorporation of Semesa and CPFL Centrais Elétricas by CPFL Geração, CPFL Serra by RGE and Nova 4 by CPFL Santa Cruz
- CPFL Piratininga's periodic tariff revision index of - 10.11% in Oct/2007
- Commercial start-up of Campos Novos HPP in Feb/2007 and repowering of Gavião Peixoto, Capão Preto and Chibarro SPPs
- Dividends of R$ 1,561 million, giving an annualized dividend yield of 9.7%[4]
- CPFL Energia's shares were included in IBrX-50, Ibovespa and Morgan Stanley's MSCI indexes

1) Including 4Q07 non-recurring effect of write-off of liability free energy
2) 6,0% excluding the acquisition of the additional stake in RGE and the acquisitions of Santa Cruz and CMS Energy Brasil
3) Old company name: CMS Energy Brasil
4) Last twelve months

CPFL Energia – Corporate Structure



VBC
28.6%¹
PREVI
31.1%
Sistel
PETROS
12.7%
Free Float
27.6%
CPFL ENERGIA
DISTRIBUTION
100%
CPFL PAULISTA
100%
CPFL PIRATININGA
100%
RGE
99.99%
CPFL SANTA CRUZ
96.56%
CPFL LESTE PAULISTA
90.15%
CPFL JAGUARI
87.80%
CPFL SUL PAULISTA
89.75%
CPFL MOCOCA
100%
CPFL JAGUARIÚNA
COMMERCIALIZATION
100%
CPFL BRASIL
100%
CPFL MERIDIONAL
99.95%
Sul Geradora
100%
CPFL CONE SUL
100%
CPFL PLANALTO
89.81%
CPFL SERVIÇOS
GENERATION
100%
CPFL GERAÇÃO
100%
CPFL Sul
65%
Ceran
25.01%
BAESA
48.72%
Enercan
51%
Foz do Chapecó
90.15%
Jaguari
59.93%
Paulista Lajeado

1) Includes 0.2% from others

Note: On Dec 31, 2007

CPFL ENERGIA

CPFL Energia: Very important player in Brazilian's electricity sector



Market Leader

Commercialization[1]

Market Share: 23%

National coverage: 91 customers

Generation

33 SPPs
8 HPPs

Market Share: 2%

1,588 MW
800 MWmedium

Distribution

8 Distributors

Market Share: 14%

6.3 million customers

568 municipalities in SP, RS, PR and MG states

Market Leader

1) Consolidated Market Share including all Group's commercialization companies: Jan - Aug/07

Energy Sales

4Q07

Concession Area Sales (GWh)



10,917
2,590
8,326
11.8%
12,205
2,949
13.8%
9,256
11.2%
4Q06
4Q07
Captive
TUSD

Free Market Sales (GWh)



-1.7%
2,397
2,358
4Q06
4Q07

Total Energy Sales (GWh)



8.3%
10,723
11,613
4Q06
4Q07

2007

Concession Area Sales (GWh)



12.4%
41,363
9,585
31,778
46,475
11,230
17.2%
35,245
10.9%
2006
2007
Captive
TUSD

Free Market Sales[1] (GWh)



-4.1%
9,334
8,951
2006
2007

Total Energy Sales (GWh)



7.5%
41,112
44,196
2006
2007

Note: Excludes intercompany transactions (consolidation accounting basis), CCEE and generation sales (except to the free market).

1) Sales to RGE (32.69%) were booked as bilateral sales up to May/06, and as intercompany transactions as of June/06, when this interest was acquired. Excluding this effect, sales to the Free Market would have fallen by 2.8% in the year.

Concession Area Sales


CPFL
12.4%
6.0%[1]
Brazil
5.4%
CPFL
5.7%
Southeast
5.0%
CPFL
8.3%
South
5.3%

CPFL Energia's energy sales in 2007 had higher growth than Brazil, Southeast and South regions[2]

	Residential	Commercial	Industrial	Rural	Others	TUSD
With acquisitions	13.5%	12.5%	4.8%	27.7%	11.1%	17.2%
Without acquisitions	6.9%	6.9%	-1.9%	4.4%	2.8%	15.2%

1) Excluding the acquisition of the additional stake in RGE and the acquisitions of CPFL Santa Cruz and CMS Energy Brasil

2) Comparative between CPFL Energia and Southeast and South Regions, considering the distribution companies of each region only

Net Revenue - R$ million


7,912
1,638
108
(437)
9,221
189
9,410
16.5%
Net revenue 2006
Energy Sales Revenue
TUSD Revenue
Write-off of regulatory liability, ICMS and others[2]
Net revenue 2007 excluding non-recurring effect
Non-recurring effect
Reported net revenue 2007

16.5% Net Revenue increase (R$ 1,309 million)

- (+) 14.4% Energy Sales Gross Revenue increase (R$ 1,638 million)
  - (+) 7.5% total energy sales increase
    - (+) Addition from CPFL Jaguariúna (R$ 209 million), CPFL Santa Cruz (R$ 267 million) and RGE (R$ 322 million)
  - (+) Annual Tariff Adjustment: CPFL Paulista (Apr/07: 7.06%), CPFL Piratininga (Oct/07: -10.11%), RGE (Apr/07: 6.05%) and Semesa (Jan/07: 3.83%)
- (+) 15.6% TUSD Revenue increase (R$ 108 million)
- (–) ICMS tax and other deductions[2] increase (R$ 437 million)

*Non-recurring effect 4Q07: write-off of free energy liability

1) In "Other Revenues", "Same effect on Other Expenses" – zero effect on the result 2) Include other revenues and deductions from revenues

EBITDA - R$ million


2,789
1,498
(562)
(294)
(86)
3,345
19.9%
EBITDA 2006
Net Revenue
Energy Cost
Operating costs and expenses[1]
Non-Operating Result and Others[2]
EBITDA 2007

19.9% EBITDA increase (R$ 556 milhões)

- (+) 18.9% Net Revenue increase (R$ 1,498 million)
- (–) 13.4% Energy Costs and charges increase (R$ 562 million)
  - (-) Additions of CPFL Jaguariúna (R$ 66 million), CPFL Santa Cruz (R$ 100 million) and RGE (R$ 137 million)
  - (+) HPP Campos Novos operational start-up (R$ 149 million)
- (–) 30.1% Operating Costs and Expenses[1] increase (R$ 294 million) — Excluding non-recurring effects: 10.8%; Excluding news companies: -0.7%
  - (-) Additions of CPFL Jaguariúna (R$ 36 million), CPFL Santa Cruz (R$ 39 million), HPP Campos Novos (R$ 17 million) and RGE (R$ 21 million)
  - (-) Write-off of regulatory asset related to free energy losses (R$ 189 million) — Non-recurring
- (–) Non-operating Result and Others[2] (R$ 86 million)
  - (-) Sale of interest in Comgás in 2006 (R$ 63 million)

1) Includes personnel, material, third-party services and others   2) Includes minority stake

EBITDA- R$ million


G 25%
C 29%
D 23%
2006
2007

EBITDA - R$ million


G 16%
C 22%
D 17%
4Q06
4Q07

- Distribution (R$ 461 million)
  - (+) 18.7% Net Revenue increase (R$ 1,322 million)
  - (–) 15.0% Energy Cost and Electricity Charges increase (R$ 620 million)
- Commercialization (R$ 81 million)
  - (+) 2.2% Net Revenue increase (R$ 34 million)
  - (+) 5.2% Energy Costs decrease (R$ 66 million)
- Generation (R$ 108 million)
  - (+) 29.8% Net Revenue increase (R$ 152 million)
    - (+) Commercial start-up of Campos Novos HPP

Note: EBITDA Pro-forma (doesn't exclude intercompany transactions)

Net Income - R$ million


1,404
556
(258)
33
(124)
33
1,643
17.0%
Net Income 2006
EBITDA
Financial Income
Financial Expenses
IR/CSLL and Others[1]
Net Extraordinary Item
Net Income 2007

17.0% Net Income increase (R$ 239 millions)

- (+) 19.9% EBITDA increase (R$ 556 million)
- (–) 40.4% Financial Income decrease (R$ 258 million)
  - (-) Financial Income yield (R$ 26 million)
  - (-) Regulatory assets gains (R$ 69 million)
  - (-) Decision judicial referring to PIS/COFINS and hedge operations related to RGE acquisition in 2006 (R$ 153 million)
- (+) 3.5% Financial Expenses decrease (R$ 33 million)
- (–) Income tax, Social Contribution and Others increase[1] (R$ 124 million)
- (+) Net Extraordinary Item amortization conclusion in 2006, related to CVM 371/00 (R$ 33 million)

1) Include Pension Fund, Depreciation and Amortization

2007 EBITDA Breakdown


G
16%
D
73%
C
11%

EBITDA Margin Evolution


EBITDA Margin
27.4%
35.3%
35.5%
EBITDA
2,120
2,789
3,345
2005
2006
2007

2007 Net Income Breakdown


G
15%
D
72%
C
13%

Net Margin Evolution


Net Income Margin
13.2%
17.7%
17.5%
Net Income
1,021
1,404
1,643
2005
2006
2007

Note: Calculation of stake (%) excludes intercompany transactions
EBITDA and Net Income Margin without non-recurring effects

CPFL distributes 95% of net income in dividends:
R$ 1,561 million in 2007 – R$ 3.25 per share

Declared dividend[1] (R$ million) vs. CPFE3 price (R$)


Declared dividend
Average of period price
16.58
18.85
23.33
30.05
28.25
31.74
35.99
140
401
498
612
722
842
719
2H04
1H05
2H05
1H06
2H06
1H07
2H07

	2H04	1H05	2H05	1H06	2H06	1H07	2H07
Dividend yield Last 12 months[2]	3.7%	8.5%	9.1%	8.7%	9.6%	10.9%	9.7%

Since the IPO (2H04), CPFL Energia's dividend yield has already reached 49.7%[3]

1) Declared dividends: payment in the next half year
2) Considering last two half year's dividend yeld
3) IPO's price per share: R$ 17.22

Adjusted Net Debt (R$ million)


(6,051)
(6,772)
(721)
1,106
573
(5,093)
2006 Financial Debt¹
Private Pension Fund
Cash & Cash Equivalents
Regulatory Asset
2007 Adjusted Net Debt

Adjusted Net Debt / EBITDA² (R$ billion)


6.28
4.92
4.39
2.85
3.78
2.25
3.70
1.74
4.42
1.57
5.09
1.53
2002
2003
2004
2005
2006
2007
Adjusted Net Debt
Net Debt / EBITDA

1) Includes derivatives and excludes judicial deposit of R$ 373 million
2) last twelve months EBITDA

Debt breakdown


41%
CDI
51%
22%
IGP
16%
31%
TJLP
30%
5%
US$
3%
Dec/06
Dec/07

Capital Structure[1]


Equity
48%
Debt
52%

Financial funding and debt roll-over reached R$ 1.4 billion in 2007

	Amount (R$ million)[2]	Cost
FINEM - CPFL Paulista and CPFL Piratininga	214	TJLP + 3.3% p.y.
CERAN	104	TJLP + 3.3% until 4.3% p.y.
Foz do Chapecó	396	TJLP + 2.49% until 2.95% p.y.
Debenture of CMS acquisition	466	CDI + 0.45% p.y.
Financial roll-over of RGE	101	CDI + 0.60% p.y.
Others	109	

1) Adjusted net debt + Shareholders' equity 2) Dec 31st, 2007 Balance - include financial charges

Key - indexes

- Short Term Debt / Liquidity
- Gross Debt / Total capital (Adjusted equity)
- Net Financial Expenses / EBITDA
- Short Term Debt / EBITDA
- Average Term of Debt

STANDARD & POOR'S

Rating brAA-

FitchRatings

Rating AA (bra)

Nominal Cost of Debt evolution


26.9%
19.8%
17.7%
13.9%
13.4%
12.1%
2002
2003
2004
2005
2006
2007

CPFL Energia supports investment politics aligned with the growth strategy Group's

Actual out investment (R$ million)



606
606
633
627
7
1,425
627
797
1,551
418
1,133
2004
2005
2006
2007
CAPEX Total
Acquisitions[1]

	May, 2006	Aug, 2006	Oct, 2006	Apr, 2007
Asset	RGE	Foz do Chapecó	CPFL Santa Cruz	CMS Energy Brasil S.A.
Acquired Stake	32.69%	11%	99.9%	100%
Investment – Equity (R$ million)	414	9	203	412

1) Considers minority shareholders participation's acquisitions
Note: no considers hedge value in operations

CPFL ENERGIA

CPFL Energia's Capex estimated

In next 5 years the CPFL Energia will to invest R$ 5 billion

Total Capex (R$ million)



1,196
677
519
1,124
828
296
890
782
108
837
815
22
789
783
6
2008E
2009E
2010E
2011E
2012E
Generation
Distribution

Distribution – R$ million



391
285
570
258
515
267
546
269
512
271
2008E
2009E
2010E
2011E
2012E
Expansion
Maintenance

Generation – R$ million



362
157
225
71
81
27
17
5
6
0.3
2008E
2009E
2010E
2011E
2012E
Debt
Equity

Note: Values in constant currency

ANEEL aproves provisional Periodic Tariff Revision index to CPFL Piratininga, CPFL Santa Cruz and Distribution Companies of CPFL Jaguariúna

	Oct/07	Feb/08	Feb/08	Feb/08	Feb/08	Feb/08	Apr/08	Apr/08
	CPFL Piratininga	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Mococa	CPFL Sul Paulista	CPFL Paulista	RGE
Public Hearing	-10.98%	-7.53%	-11.54%	-8.86%	-7.57%	-7.87%	-10,28%	1,44%
Tariff Revision Index (with financial components)	-10.11%	-7.13%	-1.65%	-1.58%	-5.65%	-3.57%		

CPFL Paulista Public Hearing on Feb 27th, 2008
RGE Public Hearing on Mar 14th, 2008

CPFL ENERGIA

Processes of Incorporation generate tax shield of R$ 380 million for CPFL Energia

CPFL Centrais Elétricas and Semesa by CPFL Geração[1]	CPFL Serra by RGE[2]	Nova 4 by CPFL Santa Cruz[3]
Current Corporate Structure - **1Q07**	Current Corporate Structure - **3Q07**	Current Corporate Structure - **4Q07**
CPFL Energia → 100% → CPFL Geração → 100% CPFL Sul; 65.00% Ceran; 25.01% Baesa; 48.72% Enercan; 51% Foz do Chapecó	CPFL Energia → 100% → RGE	CPFL Energia → 100% → CPFL Santa Cruz
Nominal Tax Shield: R$ 78 million	**Nominal Tax Shield: R$ 265 million**	**Nominal Tax Shield: R$ 37 million**

Perspectives of incorporation CPFL Jaguariúna's in 2008, could bring nominal tax shield of R$ 48 million

1) Approved on Mar 30th, 2007
2) Approved by ANEEL Dispatch 669 – March 14th, 2007
3) Approved by ANEEL Dispatch 1,066 – October 01st, 2007

Delinquency[1] (%)


2006
2007
0.1 p.p.
0.4
0.5
CPFL Jaguari
0,0 p.p.
0.9
0.9
CPFL Leste Paulista
0.2 p.p.
1.0
1.2
CPFL Mococa
-0.2 p.p.
1.1
0.9
CPFL Santa Cruz
-0.5 p.p.
1.2
0.7
CPFL Sul Paulista
-0.2 p.p.
1.3
1.1
CPFL Piratininga
-0.3 p.p.
1.4
1.1
CPFL Paulista
-0.5 p.p.
3.7
3.2
RGE
-0.3 p.p.
1.8
1.5
Consolidated

- Reduction in delinquency levels due to intensification of debt negotiation with government and hospitals and intensification of collection in high and low-voltage groups
- Disconnection of delinquent customers: R$ 45 million collected[2] in 2007

DEC (hours) - 2007


Average Brazil[3] = 16.3
4.3
5.9
6.3
6.8
6.9
7.0
11.6
17.0

FEC (times) - 2007


Average Brazil[3] = 11.7
5.8
5.9
5.9
5.9
7.9
8.2
9.1
10.9

CPFL Mococa | CPFL Santa Cruz | CPFL Jaguari | CPFL Leste Paulista | CPFL Piratininga | CPFL Paulista | CPFL Sul Paulista | RGE

1) Bills overdue for more than 30 days - % of total billings
2) CPFL Paulista and CPFL Piratininga. In 2008, all distributors will be covered
3) Source: ANEEL – last available figures (average year 2006)

Growth with scale gains and operating efficiency

	EBITDA R$ million / Net Income R$ million	EBITDA Margin 2006	EBITDA Margin 2007
RGE[1]		22.5%	24.4%
CPFL Santa Cruz		23.8%	26.7%
CPFL Jaguariúna		29.0%	31.0%

RGE[1]




EBITDA R$ million
36.3%
289
394
2006
2007
Net Income R$ million
43.1%
121
173
2006
2007

CPFL Santa Cruz




26.9%
40
51
2006
2007
70.6%
22
38
2006
2007

CPFL Jaguariúna




28.6%
37
48
2H06
2H07
20.3%
20
24
2H06
2H07

1) Income Statement in CPFL Energia's Consolidated Format

Construction, acquisition and repowering of power plants in line with the generation growth strategy

GENERATION


Installed Capacity (Mw)
Assured Energy (Mwmedium)
812
434
854
472
915
525
1,072
571
1,588
800
1,738
862
1,738
862
2,174
1,082
48.2%
40.2%
9.4%
7.7%
25.1%
25.5%
PCHs
Centrais Elétricas
Monte Claro
Barra Grande
Campos Novos
Castro Alves
Foz do Chapecó
Serra da Mesa
CPFL Sul
Lajeado
14 de Julho
2003
2004
2005
2006
2007
2008(e)
2009(e)
2010(e)

Note: Includes TPP Carioba - Considers assured energy adjustments according to ANEEL decree 303/2004

Campos Novos HPP





CPFL's total investment: R$ 790 million
Revenue increase/year (e): R$ 174 million

Highest rockfill dam in concrete face in the world among HPP´s in operation
202 meters

High installed capacity per flooded area ratio
25.1 MW/km²

The commercial start-up of Campos Novos HPP increased Group's installed generating capacity by 40% (+428.8MW) and assured energy by 32% (+184.1 MWmedium)

Gaivão Peixoto, Chibarro and Capão Preto SPPs: 3.9 MWmedium increase


Gaivão Peixoto SPP (Jun/07)


Chibarro SPP (Feb/08)


Capão Preto SPP (Feb/08)

There is still potential to add a further 15 MWmedium of assured energy to the existing SPPs.

Castro Alves HPP:
Commercial start-up in feb 29th, 2008

GENERATION

Castro Alves HPP (CPFL's stake: 65%)



Situation: Jan 15th, 2008 (before reservoir filling)



Situation: Feb 03rd, 2008

- Beginning of reservoir filling: Jan 16th, 2008
- End of reservoir filling: Feb 03rd, 2008

Addition of 84.5 MW and 41.6 MWmedium to the current Group's: revenue increase per year R$ 45 million

Commercial start-up: Feb 29th, 2008

CPFL ENERGIA

14 de Julho and Foz do Chapecó HPPs

GENERATION

14 de Julho HPP (CPFL's stake: 65%)


Water intake
Dam
Service bridge
Spillway

Status: 79% completed
Commercial start-up[e]: 4Q08

Addition of 65 MW and 32.5 MWmedium: revenue increase: R$ 35 million/year

Foz do Chapecó HPP (CPFL's stake: 51%)


Water intake area
Power house area
Assembly area
Spillway area

Status: 24% completed
Commecial start-up[e]: 3Q10

- Sale of energy (11%) in the A-5 Auction in Oct/07 at R$ 131.49/MWh
- CPFL's total investment: R$ 1.1 billion
  - First tranche of BNDES in Dec/2007, in the amount of R$245 million (CPFL's stake)

CPFL Brazil promotes free market energy auctions and consolidates sales of value added services

COMMERCIALIZATION

Energy Commercialization Auction

August/07

- Commercialized energy: 3,038 GWh
- Amount: R$ 435 million
- Average price: R$ 143/ MWh
- Period: 2008 - 2012

September/07

- Commercialized energy : 1.297 GWh
- Amount: R$ 191 million
- Average price: R$ 147/MWh
- Period: 2008 - 2020

Value Added Services

Transmission System
Construction of Substation and Transmission Line 138 kV

Distribution Systems
Construction of Networks, Cabins and transforming points on sites and on industrial clients' plants

Assets Management
Autoproduction

In 2007, CPFL Brasil developed 200 projects, representing a total commercialized value of R$ 49 million

Since 2002, it has been installed 991 MVA (equivalent to 60% of RGE) and 670 km of networks in industrial customers

Sustainability and Social Resposibility - 2007 Balance

Internal

- Restructuring of the Ethics and Corporate Conduct Committee with the inclusion of a representative of civil society
- Implementation of the Ethical Development and Management System
- Creation of the CPFL Energia Ethical Network

Environmental Management

- Energy bills printed on recycled paper: ≅ 56 million bills delivered in 2007
- Beginning of tests with eletrical vehicles

Business Chain

- "Rede de Valor" Prigram: 2 regional conferences with 550 participants and 12 local meetings
- "Tear" Program: 2 meetings (CEO and Suppliers) with over 100 companies, 2 workshops with Suppliers and 8 local meetings with 26 active participant suppliers

Community

- Support Program for Municipal Councils for Children's and Adolescents' Rights: investment of R$ 3 million
- Philantropic Hospitals Renewal Program: investment of R$ 1 million

Knowledge Management

- "Espaço Cultural CPFL" (CPFL Cultural Center): 2007 Program discussing the Global Warming , with 40 lectures and 6,500 participants
- Communications for Sustainability: Partnership with "Planeta Sustentável" (Sustainable Planet) and Brazilian Association for Leadership Development
- "CPFL Management" with over 159 executives

CPFL's Performance in Capital Market - 2007

Share Performance – Bovespa[1] - 2007


43.7%
23.7%
23.9%
IBOVESPA
IEE
CPFE3

Share Performance – NYSE[1] - 2007


6.4%
63.9%
52.6%
Dow Jones
DJ Br 20
CPL

Ownership – ADR vs. ON


64%
77%
74%
71%
68%
36%
23%
26%
29%
32%
4Q06
1Q07
2Q07
3Q07
4Q07
ON
ADR

Ownership – Domestic vs. Foreign


58%
59%
53%
55%
56%
42%
41%
47%
45%
44%
4Q06
1Q07
2Q07
3Q07
4Q07
Domestic
Foreing

Retail investors[2] - nº (thousand)


18.7
+13%
21.1
2006
2007

- Retail investors increase
- Balanced ownership: ADR vs. ON

1) Closing price adjusted for dividends 2) Above 10 shares

CPFL – Daily Average Volume and Number of trades


+571%
752
520
17,274
170
12,413
112
4,759
4,174
IPO (4Q04)
4Q05
4Q06
4Q07
Daily Average Volume CPFE3 (R$ million)
Daily Average Number of Trades CPFE3

Daily Average Volume R$ (thousand)	2005		2006		2007
Bovespa - ON	3,521	+160%	9,141	+116%	19,755
NYSE - ADR	3,506	+132%	8,128	+58%	12,807
Total	**7,027**		**17,270**		**32,561**

+363% (2005 to 2007)

CPFL Energia presents substantial increase in daily average volume in 2007

CPFL Energia included in IBrX-50, Ibovespa and MSCI in 2007 and, for the 3rd consecutive year, integrates ISE index

CPFE3 NOVO MERCADO

CPL LISTED NYSE

IPO	2005/2006	2007
IGC	ISE, IEE, IBrX Índice Brasil, ITAG	MSCI Indexes, Ibovespa, IBrX50

Investment Funds currently indexed to the IBrX-50 and Ibovespa represent a total Shareholder Equity of R$ 31 billion[1]

1) Source: ANBID (basis date: January 24th, 2008)

CPFL ENERGIA

Commitment and capital market proximity in 2007

Institutional and retail

- 11 Apimec meetings (SP, RJ, RS, DF and MG)
- 4 Webcasts with simultaneous translation
- 8 Conferences (3 national and 5 international)
- 6 Non-deal Roadshows (2 national and 4 international)
- 24 institutions releasing research reports about CPFL
- 2nd Investors Day CPFL Energia, with visit to Salto Grande SPP
- 8 Chats with banks and brokers
- 3 Expomoney events (Curitiba, SP and RJ)
- 1 event with INI (National Investors Institute)
- 8,500 accesses per month to the CPFL's IR website

180 meetings in 2007



Investor Day – Campinas


CPFL
ENERGIA

Expo Money



Apimec

Market Recognition

IR magazine AWARDS 2007

- Honorable mention "Best Corporate Governance"
- Best Conference Call
- Best Investor Relations Program (large-cap companies)

apimec

- Quality Award – Best 2007 Presentation

Expo Money

- Expo Money 2007 Award – Respect to Individual Investors

CPFL ENERGIA

Investor Relations
Phone: 55 19 3756 6083
E-mail: ri@cpfl.com.br
Website: www.cpfl.com.br/ri

CPFE3 NOVO MERCADO BOVESPA BRASIL

CPL LISTED NYSE

4Q07 / 2007